Medera Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Medera Inc.

(Commission File No. 333-282312-01)

Medera Inc., a Cayman Islands exempted company (“Medera”) and Keen Vision Acquisition Corporation, a British Virgin Islands business company limited by shares (“KVAC”) are parties to that certain Merger Agreement, dated as of September 3, 2024 (the “Merger Agreement”), pursuant to which the parties will effect the business combination transaction described below (the “Business Combination”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of KVAC, KVAC will merge with and into KVAC (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly-owned subsidiary of KVAC (such company before the Business Combination is referred to as “NewCo” and upon and following the Acquisition Merger (as defined below) is hereinafter sometimes referred to as “PubCo”), with NewCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) promptly after the Reincorporation Merger, KVAC MS (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly-owned subsidiary of NewCo, will be merged with and into Medera, with Medera remaining as the surviving entity, resulting in Medera being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”).

On February 10, 2025, Medera published the following presentation:

Corporate Presentation February 2025 Focused on targeting difficult - to - treat and incurable diseases by advancing next - generation gene therapies

Ronald Li, PhD Chairman, Chief Executive Officer, Founder Roger Hajjar, MD President, Chief Medical Officer, Co - founder Allen Ma, CFA, MBA Chief Financial Officer Kevin Costa, PhD Co - founder Suresh Pullela, PhD Chief Quality Officer Jeff Rudy, MS Chief Operating Officer • Academic - turned serial entrepreneur with experiences in public listing, M&A, privatization • Developed first human stem cell - derived engineered heart cells, tissues and chambers with 200+ publications. • World - renowned heart failure specialist and translational clinician who founded the cardiac gene therapy field in 1990’s • Inaugural Director, Gene & Cell Therapy Institute at MGB/Harvard • Developed first engineered rodent heart chamber and advanced human cardiac tissue engineering. • > 20 years of biotechnology, pharmaceutical industry experience across multiple therapeutic modalities • Held roles in Quality Engineering/Validation, External Quality, CMC Quality Technical Operations • >30 years of clinical R&D experience in advanced therapeutic areas • Contributed to successful approval of NDAs and BLAs and worked in all phases of development • Held executive and financial roles at multi - national technology companies and financial institutions Well Established Management Team 2

Investment Highlights

MEDERA

First-in-class Cardiac Gene Therapy

- SRD-001/002/003 are among the most advanced cardiac gene therapies in the Heart Failure and Duchenne Muscular Dystrophy pipeline globally
- SERCA2a is a well-validated and differentiated target in cardiac conditions
- Proprietary intracoronary delivery method reduces COGs by >100X (vs IV)
- Positive efficacy and safety data have been observed in Ph 1/2a

Near-Term Inflection Points

- Potentially registrational / pivotal Ph 2b/3 clinical trials
  - HFrEF Topline readout in H2 2025; Ph 2b to begin in Q2 2025
  - HFpEF Topline readout in H2 2025; Ph 2b/3 to begin in H2 2025
  - DMD-CM Topline readout in mid 26; Ph 2b/3 to begin in H2 2026

Accelerated Global Development Plan

- Potential 1st (HFpEF) BLA submission for accelerated approval and launch in 2027, followed by the 2nd (DMD-CM) in 2028
- Planned global expansion to Europe, Japan, Southeast Asia and the Middle East (direct or partnership)

Large Market Opportunity

- Each indication (HFpEF, HFrEF and DMD-CM) represents a potential blockbuster opportunity

Note: SERCA = Sarcoplasmic Ca^{2+}-ATPase; BLA = Biologics License Application

Medera has an extensive US and global patent portfolio with expiries ranging from 2027 through 2042

3

Note: AV = Arteriovenous; IND = Investigational New Drug Estimated Milestones Phase 2 Phase 1 IND Enabling Pre - clinical Therapeutic Area Delivery Intra - coronary Intra - tracheal Intravenous or Intra - arterial DMD - CM – SRD - 003 Ph 1/2a HFrEF – SRD - 001 Ph 1/2a Restenosis AV Fistula Failure HFpEF DMD - CM HFrEF Cardiac Pulmonary Vascular Cardiac Oral Gene Therapies (7) Small Molecules (3) HFpEF – SRD - 002 Ph 1/2a Pulmonary Hypertension (pre - IND meeting held) Pulmonary Fibrosis 4 Broad Therapeutic Pipeline with Near - Term Inflection - Points: Sustained Growth Supported by Discovery Engine Readout Ph 1/2a in H2 2025 Ph 2b in Q2 2025 Readout Ph 1/2a mid 2026 Ph 2b/3 in H2 2026 Readout Ph 1/2a in H2 2025 Ph 2b/3 in H2 2025

CMC Readiness and SRD001 / 002 / 003 AAV Manufacturing

MEDΣRA

Lonza

Clinical-grade AAV1.SERCA2a

- Current AAV1.SERCA2a batches produced by Lonza with >**200 doses** for completing Ph 1 and Ph 2 trials

Advantages
✓ New manufacturing methods for higher-quality vectors with reduced empty capsids, improved purification and scalability
✓ Optimized dosages with proven transduction efficiencies.
✓ Cardiac isoform expression is heart-specific
✓ Self-regulated transgene expression → NO protein overload-induced cytotoxicity





Oxford Biomedica

Commercial-grade AAV1.SERCA2a for pivotal trials

- Ongoing Production at Oxford Bio, MA using HEK 293 cell platform
- 500L run expected to yield ~1E17 vg of vectors
- For a dose of 4.5E13 vg per patient, 2222 doses for each batch at 1E17 vg of AAV1.SERCA2a per batch
- **COGS: $1,800 per dose**

5

a clinical subsidiary of Medera Inc. Value Creation

Advancing Cell/Gene Therapies with Current Focus in Cardiovascular Diseases

MEDΣRA

Indication Highlights

High-volume, lower-price point

Heart Failure

HFpEF HFrEF

~14M Heart Failure Patients in US and EU

~64M Patients Worldwide

Target Patient Segment
Class III and Class IV (NYHA Classification)

Heart failure (HF) is a **common** condition, with few or no disease-modifying medications and heart transplant (which requires life-long immunosuppression) as last resort.

Two forms, each accounting for ~50% of all HF cases:

- **HFrEF**
- **HFpEF** (no disease-modifying drugs); first-in-class gene therapy with **Fast-Track Designation** from the FDA in February 2024

Low-volume, higher-price point

DMD-CM

~9,000+ Patients in US and EU

Target patient segment
Older patients (18+) with cardiomyopathy

Nearly all DMD patients die of cardiomyopathy (CM) (HFrEF medications are often prescribed but ineffective).

First-in-class gene therapy with **Orphan Drug Designation** from the FDA in February 2024

Sardocor's DMD-CM technology is *compatible* with most other DMD therapies being developed by others for pediatric patients (e.g., Sarepta's for children at age of 5)

Broaden and advance Medera's clinical asset portfolio in the most cost- and time-efficient fashion by leveraging on Novoheart's unique human mini-Heart technology as discovery engine and validation platform

Note: NYHA = New York Heart Association

7

Unique Target + Unique Delivery + Unique Dose Click here to watch our video Left Ventricle Right Ventricle 1x10 13 vg by intracoronary injection in 30kg pigs 60 m L divided into 1, 2 or 3 infusions via an electrical pump, depending on anatomy 120 100 80 60 40 20 0 1 2 % transduction in human heart biopsy via IC delivery 10 12 - 10 13 10 14 vg per patient 0 10 20 30 40 50 60 1 2 3 AAV1.Lacz N=3 AAV6.Lacz N=3 AAV9.Lacz N=3 % cardiomyocytes transduced Advantages Note: SAE = Serious adverse event One - shot, out - patient therapy (vs 10 days of hospitalization for intravenous), requires NO immunosuppression x NO toxicity, NO immunogenicity and NO SAE to - date x Proprietary intracoronary (IC) delivery x Independent of serotype and tropism, unlike intravenous x Homogenous vector uptake with strong efficacy (human biopsy shows >90% in vivo transduction) x Costs 100x less vs. intravenous x 8 Tretiakova et al. Molecular Therapy . 2022;30:Abstract 1213.

SERCA2a as the Ultimate Effector in Ca^{2+} Handling: Offering a Robust Solution with a Well-Validated Target

SERCA2a as Ca^{2+} pump is *UNIVERSALLY* down-regulated in ALL forms of HF/Cardiomyopathy

Repairing Cardiac Excitation-Contraction (E-C) Coupling by Correcting Ca^{2+} Handling Defects

Advantages of Direct Upregulation

- ✓ *Remove* the ceiling of HF-induced downregulated SERCA (vs. indirect modulation)
- ✓ Increase in Contractility
- ✓ Decrease in Ventricular Arrhythmias
- ✓ Improvement in Energetic Profile
- ✓ Decrease in Cardiac Hypertrophy


E-C Coupling via Ca2+ handling
Relaxation
Contraction
Ca2+
RyR
SERCA2a
S
HAX1
HRC
PLN
P
PP1
I1
MEDΣRA SARDOCOR
AAV-SERCA for DIRECT upregulation
MEDΣRA SARDOCOR
Small molecules as SERCA activators
TENAYA
AAV-DWORF as SERCA activator
BAYER AskBio
AAV-I1c* to relieve SERCA inhibition

100+ articles

Kawase Y and Hajjar RJ. *Nat Clin Pract Cardiovasc Med*. 2008;5:554-65.
Kho C, Lee A and Hajjar RJ. *Nat Rev Cardiol*. 2012;9:717-33.
Hulot JS, Ishikawa K and Hajjar RJ. *Eur Heart J*. 2016;37:1651-8.
Ishikawa K, Weber T and Hajjar RJ. *Circ Res*. 2018;123:601-613.
Tilemann L, Ishikawa K, Weber T and Hajjar RJ. *Circ Res*. 2012;110:777-93.

Note: IV = Intravenous
Source: Kranias, Hajjar et al. 2012

10

Early-Stage Potential with Leading Multiple Indications Amongst Peers

Sponsor	Co Value	Drug	Phase	Vector	Delivery	Target Effector	Indications
MEDΣRA / SARDOCOR		**SRD-001/ SRD-002/ SRD-003**	**1 & 2**	**AAV1**	**Intra-coronary**	**SERCA2a**	**HFrEF (ischemic + non-ischemic), HFpEF, DMD-CM**
AskBio	Acquired by Bayer for US$4B	NAN-101#	2	AAV2i8	Intra-coronary	SERCA2a (i1c#)	HFrEF (non-ischemic only)
rocket pharma	US$1.25B	RP-A501	2/3	AAV9	Intra-venous	LAMP2B	Danon Disease
4DMT	US$385M	4D-310	1	AAV (4DMT)	Intra-venous	Alpha-galactosidase A (AGA)	Fabry heart disease
LEXEO therapeutics	US$198M	LX2006 LX2020	1 1	AAV10	Intra-venous	FXN PKP2	Friedreich's Ataxia CM ARVC
Capricor Therapeutics	US$836M	CAP-1002	2/3	Allogeneic cardiosphere	Intra-venous	-	DMD-CM
TENAYA THERAPEUTICS	US$163M	TN-201	1	AAV9	Intra-venous	MYBPC3 SERCA2a (DWORF)	Hypertrophic cardiomyopathy
RENOVACOR	Acquired by Rocket for US$53M	AAV BAG3-DCM	Preclinical	AAV9	-	BCL BAG3	Dilated cardiomyopathy

Licensed from the Harvard laboratory of Dr. Roger Hajjar, Medera's Co-founder and President

Note: AAV = Adeno Associated Virus

11

a clinical subsidiary of Medera Inc. MUSIC - HFrEF (SRD - 001) Trial

SRD - 001 Restores Contractile and Calcium Defects in Multiple Human and Animal HFrEF Models HF+ SERCA2a HF Calcium Cycle 1s Contraction Control Corrected Cycle Dampened Cycle Normal Cycle 300 250 200 150 100 50 0 ESPmax (mmHg) Rat HFrEF Sheep HFrEF Human HFrEF Porcine HFrEF Control. 13 HF HF+SERCA2a

Phase 1/2a Clinical Trial of SRD-001 (HFrEF)

MEDΣRA

Screening Period

Single Intracoronary Infusion of SRD-001

12-Month Observation Period

Patient Enrollment

Cohort 1
3×10^{13} vg
n=6

Cohort 2
4.5×10^{13}vg
n=3

Key Inclusion Criteria

- Adults with ischemic and nonischemic cardiomyopathy
- NYHA Class III symptoms of HF despite appropriate HF therapy
- LVEF ≤35%
- NAB <1:5

Safety

- Adverse events
- Change from baseline in clinical laboratory tests, vital signs, electrocardiograms

6- and 12-Month Efficacy Assessments*

- Change in NYHA classification
- LVEF
- 6-minute walk test (6MWT)
- Troponin
- QoL (MLWHFQ)

Current Status: *All Phase 1/2a patients have been dosed (ie: 6 Cohort A and 3 Cohort B). Expect to begin Phase 2B in 1H 2025*

Note: LVEF = Left ventricular ejection fraction; 6MWT = 6-minute walk test; QoL = Quality of Life; NAB = Neutral Antibodies; vg = viral genomes

14

Cardiac Troponin I (pg/mL) NT - ProBNP (pg/mL) 6MWT (m) KCCQ (Total Score) LVEF (%) NYHA ID ≤ 19.8 ≤ 198 400 - 700 100 ≥ 55 I NR  12mo 6mo BL 12mo 6mo BL 12mo 6mo BL 12mo 6mo BL 12mo 6mo BL 12mo 6mo BL ɹ ˠ ɷɶ ɷɹ  ó© 25.8 157.8 170.5 1G4 353.6 375.2 28 31 III 1001 9.0 10.7 1411 1693 1325 579.1 563.3 600 99 100 100 24 26 III 1015 10.6 6.5 7.1 570.G 382.2 68 25.3 34 III 1020 ND* 97.0 82.2 ND* 6871 5764 ND* 9.0 53.6 ND* 6G ND* 20.4 25 ND* III III 1021 7.5 8.6 8.2 1513 13G7 378.1 67 80 30 III 1006 ND* 30.7 18.4 ND* 548 ND* 328 ND* ND 43 ND* ND 23 ND* ND III 1002 ɺʒɻ ˠ ɷɶ ɷɹ  ó© 6.4 8.6 551.1 408.4 3G8.6 Pending G8 34.3 III 1023 Key: Improvement Stabilization Worsening Meaningful changes from baseline: 15 • NYHA decrease, ≥1 point • 6MWT increase ≥ 30 meters • LVEF increase, ≥5% • NT - proBNP decrease ≥ 35% • KCCQ increase ≥ 5 points • Troponin I decrease ≥ 30% Note: LVEF = Left ventricular Ejection Fraction; KCCQ = Kansas City Cardiomyopathy Questionnaire; NT - proBNP = N - terminal pro b - type natriuretic peptide; ND = Not done * Subject 1021 died 31 weeks post - treatment. Subject 1002 died 45 weeks post - treatment. Deaths not related to drug product as adjudicated by medical monitors. Clinically Meaningful Improvements of Key Efficacy Parameters in HFrEF Patients 6 and 12 Months Post Infusion

a clinical subsidiary of Medera Inc. MUSIC - HFpEF (SRD - 002) Trial

Note: FTD = Fast Track Designation; FDA = US Food and Drug Administration; SERCA2a = Sarcoplasmic/Endoplasmic Reticulum Ca2+ATPase 2a Click here for testimonia l by Karin Jenbacken, Head of Cell Therapy, AZ 17 SRD - 002 Restores Defects in Human mini - Heart HFpEF Models Led to Successful IND and FTD Applications

Phase 1/2a Clinical Trial of SRD-002 (HFpEF)

MEDERA

Screening & NAB Testing

Patients enrollment

Intracoronary Delivery of SRD-002

Cohort A (n=5)
1st dose (3E13 vg)

Cohort B (n=5)
High dose (4.5E13 vg)

6 & 12 month Endpoints

Efficacy Endpoints Change from baseline:

PCWP at rest and exercise	NT-proBNP
6MWT	Troponin
KCCQ	Tau
LA Volume	NYHA

Long-term follow up
Five years post-intervention

- Cardiovascular Events
- All cause mortality

Inclusion criteria:

- Adults with HFpEF
- **NYHA II or III on SOC Treatment**
- LVEF ≥ **50%**
- **PCWP >25mmHg**

Exclusion criteria:

- Anti-AAV1 NAB ≤50% inhibition at 1:4
- Cardiac surgery or intervention in last 3 months

Current Status: *5 Cohort A patients dosed. Will dose final Cohort B patients in 1H 2025 and expect to begin Phase 2B/3 in 2H 2025*

Note: SOC = Standard of Care; PCWP = Pulmonary Capillary Wedge Pressure

18

Meaningful changes from baseline: • NYHA decrease, ≥1 point • ᶭ PCWP >0 • 6MWT increase ≥ 30 meters • NT - proBNP decrease > 35% Abbreviations: NYHA: New York Heart Association Functional Class PCWP: Pulmonary Capillary Wedge Pressure NT - pro BNP: N - terminal pro b - type natriuretic peptide NT - proBNP (pg/mL) 6MWT (m) Mean PCWP (mmHg) @ 40 - 80 W of exercise NYHA Classification 12mo 6mo BL 12mo 6mo BL 12mo 6mo BL 12mo 6mo BL Patient Pending <50 62 383 377 380 Pending 18 35 II II III 119 - 3001 Pending <50 82 299 319.5 323 Pending 10 22 II II III 119 - 3003 Pending 110 51G Pending 416 406 Pending ND 25 Pending II III 119 - 3004 Pending 649 569 Pending 304 185 Pending Pending 30 Pending II III 119 - 3008 Pending 119 <50 Pending Pending 399 Pending Pending 41 Pending II II 108 - 3011 Efficacy Improvements in HFpEF Patients Six Months Post SRD - 002 Infusion Key: Improvement Stabilization Worsening 19

a clinical subsidiary of Medera Inc. MUSIC - DMD - CM (SRD - 003) Trial

SRD-003 Restored Key Cardiac Functions *in-vivo* in Small Animal Models and Received ODD from FDA

MEDΣRA

Key Data in Transgenic Mice

Single SRD-003 injection in MDX Mice



Mouse age (months)
0 2 4 6 8 10 12 14 16 18 20 22
SRD-003 injection via the tail vein
Grip force Treadmill
CK Grip force Treadmill ECG Cardiac Hemodynamics
Wild type
Mdx
SRD-003
Heart
HE
Masson Trichrome
100 μM
Fibrotic area (%)
Wild type
Mdx
SRD-003

Wasala et al, *Mol Ther.* 2020

Improvement in Skeletal Muscle Function at Month 21



Wildtype (n=11) Mdx (n=7) SRD-003 (n=9)
Forelimb grip force (g/g body weight)
Wildtype (n=11) Mdx (n=7) SRD-003 (n=9)
Absolute distance (m)
Body weight normalized distance (m/g body weight)

Improvement in Hemodynamic Parameters After Single Injection



Wildtype (n=22) Mdx (n=18) SRD-003 (n=6)
Pressure (mmHg)
Volume (μl)

Single SRD-003 Injection Induces Long-Term (18 months) Improvements in Cardiac & Skeletal Muscle Function in MDX Mice

- Decrease in fibrosis and cell death
- Restoration of electrocardiographic parameters of excitability and repolarization
- Improvements in hemodynamic indices of contractility
- Improvements at 8 and 21 months in grip force and distance traveled

Note: ODD = Orphan Drug Designation; MDX mice = X-linked muscular dystrophy transgenic mouse; HE = Hematoxylin and eosin

21

Key Data in Transgenic Pigs with clinical - grade SRD - 003 Pig models of DMD, treated with IC injection of AAV1 - SERCA2a (SRD - 003) Cardiac function improved with SERCA2a Fibrosis reduced with SERCA2a Microvascularization improved with SERCA2a Inflammation reduced with SERCA2a SRD - 003 Restored Key Cardiac Functions in - vivo in Large Animal Models and Recived ODD from FDA 22

12 - Month Observation Period Screening Period Cohort 1 1 î 10 13 vg n=3 Cohort 2 3 î 10 13 vg n=3 Single Intracoronary Infusion of SRD - 003 Safety • Adverse events • Change from baseline in clinical laboratory tests, vital signs, electrocardiograms 12 - Month Efficacy Assessments • LGE cMRI • PUL 2.0 • PFTs • DMD - QoL Key Inclusion Criteria • LGE MRI: LVEF< 40%, • Evidence of fibrosis • >18 years old • NAB <1:5 Patient Enrollment Note: PFT = Pulmonary Function Test; LGE: Late Gadolinium Enhancement; MRI: Magnetic Resonance Imaging Current Status: Will dose patients in 2025 and expect to begin Phase 2B/3 by 2H 2026 Phase 1/2a Clinical Trial of SRD - 003 in DMD Cardiomyopathy NAB positive No Intervention (n=6) 23

Discovery Engine & Validation a pre - clinical subsidiary of Medera Inc.

Late - Stage Clinical Assets/Sustainable Pipeline Fuelled By Innovative Discovery Engine Clinical Assets Portfolio / Clinical Trials for Value Creation Drug Discovery & Repurposing for Pipeline Creation & Expansion Optimization Overall Management, Administration & Commercialization (Umbrella Brand) Engine of Feeding candidates Disciplines Engine Pipeline Cardiac (Small Molecules) mini - Heart Technology Platform Bioengineered human - based technology for disease modelling, drug discovery, target validation, and preclinical screening SRD - 1001 (HFrEF) SRD - 1002 (HFpEF) SRD - 1003 (DMD - CM) Vascular (Gene Therapies) Pulmonary (Gene Therapies) Cardiac (Gene Therapies) SRD - 006 (AV Fistula Failure) SRD - 007 (Critical Limb Ischemia) SRD - 004 (Pulmonary Hypertension) SRD - 005 (Pulmonary Fibrosis) SRD - 001 (HFrEF) SRD - 002 (HFpEF) SRD - 003 (DMD - CM) Corporate Structure Operating Model 25

mini-Heart Based Pipeline Creation & Target Validation: Next-Generation Drug Discovery & Disease Modelling


human ventricular Cardiac Myocyte (hvCM)
hvC Anisotropic Sheet (hvCAS)
hvC Tissue Strip (hvCTS)
hvC Organoid Chamber (hvCOC)
CAScreen
CTScreen
COScreen
Instrument
Software
electrophysiology
contractility
pump function

- First and only genetically engineered human Heart-in-a-Jar
- Accurate human disease modeling to replace animal models
- Higher accuracy and cost/time efficiency
- Valuable models for toxicity testing
- Proven human mini-Heart efficacy data for FDA regulatory approvals
- AI / Machine Learning supported

Leveraging the mini-Heart technology, to continue developing cutting-edge and user-friendly human-based systems for enhancing the safety and efficiency of the drug discovery and development process

Note: hvCM = Human ventricular cardiomyocyte; hvCAS = Human ventricular cardiac anisotropic sheet; hvCTS = Human ventricular cardiac tissue strip; hvCOC = Human ventricle-like cardiac organoid chamber

26

Conclusion – Why Medera?

Investment Highlights

MEDΣRA

First-in-class Cardiac Gene Therapy

- SRD-001/002/003 are among the most advanced cardiac gene therapies in the Heart Failure and Duchenne Muscular Dystrophy pipeline globally
- SERCA2a is a well-validated and differentiated target in cardiac conditions
- Proprietary intracoronary delivery method reduces COGs by >100X (vs IV)
- Positive efficacy and safety data have been observed in Ph 1/2a

Near-Term Inflection Points

- Potentially registrational / pivotal Ph 2b/3 clinical trials
  - HFrEF Topline readout in H2 2025; Ph 2b to begin in Q2 2025
  - HFpEF Topline readout in H2 2025; Ph 2b/3 to begin in H2 2025
  - DMD-CM Topline readout in mid 26; Ph 2b/3 to begin in H2 2026

Accelerated Global Development Plan

- Potential 1st (HFpEF) BLA submission for accelerated approval and launch in 2027, followed by the 2nd (DMD-CM) in 2028
- Planned global expansion to Europe, Japan, Southeast Asia and the Middle East (direct or partnership)

Large Market Opportunity

- Each indication (HFpEF, HFrEF and DMD-CM) represents a potential blockbuster opportunity

Note: SERCA = Sarcoplasmic Ca^{2+}-ATPase; BLA = Biologics License Application

Medera has an extensive US and global patent portfolio with expiries ranging from 2027 through 2042

28

BLA (H2 2030) Data Data FDA Upcoming Catalysts and Cash Runway Current Cash Use of Proceeds (Estimated Total of ~$75M) HFrEF (SRD - 001) Phase 1/2a Phase 2b Registrational Phase 3 HFpEF (SRD - 002) Phase 1/2a Registrational Phase 2b/3 Data FDA BLA DMD - CM (SRD - 003) Data Phase 1/2a Registrational Phase 2b/3 FDA BLA 2028 2027 2026 2025 2024 Program H2 H1 H2 H1 H2 H1 H2 H1 29

Forward - Looking Statements Certain statements included in this presentation are not historical facts but are forward - looking statements . All statements other than statements of historical facts contained in this presentation are forward - looking statements . Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward - looking statements . In some cases, you can identify forward - looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements include, without limitation, Medera’s, or its management team’s expectations concerning the outlook for Medera’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or expected future financial performance, growth prospects and outlook of Medera’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Medera’s projects, as well as any information concerning possible or assumed future results of operations of Medera .. The forward - looking statements are based on the current expectations of Medera’s management team, and are inherently subject to uncertainties and changes in circumstance and their potential effects . There can be no assurance that future developments will be those that have been anticipated . These forward - looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, (i) risks related to Medera’s ability to develop, license or acquire new therapeutics ; (ii) the risk that Medera will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all ; (iii) the risk of product liability or regulatory lawsuits or proceedings relating to Medera’s business ; (iv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials ; (v) risks related to regulatory review, and approval and commercial development ; (vi) risks associated with intellectual property protection ; (vii) Medera’s limited operating history and risk that it may never successfully commercialise its products ; and (viii) Medera expects to continue to incur significant losses and may never achieve or maintain profitability . The foregoing list is not exhaustive, and there may be additional risks that Medera presently does not know or that Medera currently believes are immaterial .. Medera cautions you against placing undue reliance on forward - looking statements, which reflect current beliefs and are based on information currently available as of the date a forward - looking statement is made . Forward - looking statements set forth in this presentation speak only as of the date of this presentation . Medera does not undertake any obligation to revise forward - looking statements to reflect future events, changes in circumstances, or changes in beliefs . In the event that any forward - looking statement is updated, no inference should be made that Medera will make additional updates with respect to that statement, related matters, or any other forward - looking statements . Important Information for Investors Medera entered into a definitive merger agreement with Keen Vision Acquisition Corporation, a British Virgin Islands businesscompany limited by shares (“KVAC”) pursuant to which the parties will effect a business combination transaction (the “Transaction”). In connection with the Transaction, KVAC and Medera filed a registration statement with the SEC, which includes a prospectus with respect to the securities to be issued in connection with the Transaction and a proxy statement to be distributed to holders of KVAC’s common shares in connection with KVAC’s solicitation of proxies for the voteby KVAC’s shareholders with respect to the Transaction and other matters to be described in the registration statement (the “Proxy Statement”). After the SEC declares the registration statement effective, KVAC plans to mail copies toshareholders of KVAC as of a record date to be established for voting on the Transaction. This presentation does not contain all the information that should be considered concerning the Transaction and is not a substitute for the registrationstatement, Proxy Statement or for any other document that KVAC may file with the SEC. Before making any investment or voting decision, investors and security holders of KVAC are urged to read the registration statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about, Medera, KVAC and the Transaction. Investors and security holders will be able to obtain free copies of the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www . sec . gov . In addition, the documents filed by KVAC may be obtained free of charge from KVAC’s website at https : // www . kv - ac . com or by directing a request to info@kv - ac . com . The information contained on, or that may be accessed through, the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation . Participants in the Solicitation KVAC, Medera and their respective directors, executive officers and other members of management and employees may, under therules of the SEC, be deemed to be participants in the solicitations of proxies in connection with the Transaction. For more information about the names, affiliations and interests of KVAC’s directors and executive officers, please refer to KVAC’s annual report on Form 10 - K filed with the SEC on March 29, 2024, which can be found at https:// www.sec.gov/ix?doc=/Archives/edgar/data/1889983/000121390024027973/ea0201104 - 10k_keenvision.htm and registration statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Transaction when they become available. Additional information regarding the participants in the proxy solicitation and a description oftheir direct and indirect interests, which may, in some cases, be different than those of KVAC’s shareholders generally, will be included in the registration statement and the Proxy Statement and other relevant materials when they arefiled with the SEC when they become available. Shareholders, potential investors and other interested persons should read the registration statement and the Proxy Statement and other such documents carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 30 Disclaimer